FEDERATED TOTAL RETURN SERIES, INC.

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

December 16, 2016

Mr. Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Ms. Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

 RE: FEDERATED TOTAL RETURN SERIES, INC. (the “Registrant”)

Proposed Reorganization of Hancock Horizon Core Bond Fund (the “Acquired Fund”)

into Federated Total Return Bond Fund (the “Acquiring Fund”)

1933 Act File No. 333-214716

1940 Act File No. 811-7115

Dear Mr. Williamson:

The Registrant is filing this correspondence to your comments provided on December 15, 2016 with respect to its Preliminary Registration Statement on Form N-14, submitted on November 18, 2016. This correspondence is being filed to respond to your additional comments provided in response to the Registrant’s correspondence filing dated December 13, 2016.

COMMENT 1. The Staff notes your response to Comments #4 and #12. Given the potentially significant consideration being paid to the Hancock Horizon Funds Adviser, we believe additional disclosure about the Board’s consideration is required. Please revise to further address how the Hancock Horizon Fund’s Board considered the purchase agreement when deciding to enter into the transaction with Federated instead of other entities. In this regard, it is unclear whether the Hancock Horizon Fund’s Board considered any other fund complexes that might present better alternatives for investors and what role, if any, the purchase agreement played in the decision to enter into the transaction with Federated Funds. Please revise as appropriate.

In addition, please explain why you believe quantified disclosure is not required or material. See, generally, Staff Legal Bulletin 1A Section II B.2.

RESPONSE: Based on information provided by the Hancock Horizon Funds, the Registrant will replace the eighth bullet point in the “Reasons for the Proposed Reorganizations” section with the following:

“The Board considered the material terms of the Purchase Agreement between the Hancock Horizon Funds Adviser and Federated, including the structure and amount of payments to be paid to the Hancock Horizon Funds Adviser by Federated and the Federated Funds. The Board considered the terms of the Purchase Agreement as part of the total mix of information it received when reviewing the Reorganizations and as compared to a proposed taxable liquidation of each of the Hancock Horizon Funds, which was the only other alternative proposed by the Hancock Horizon Funds Adviser in light of its determination to discontinue its sponsorship of these Hancock Horizon Funds. Based on the foregoing, the Board determined that the Reorganizations presented shareholders a reasonably viable alternative to the taxable liquidations of the Hancock Horizon Funds.”

In addition, the Registrant reaffirms its position that it respectfully declines to disclose certain commercial terms of the Purchase Agreement. In its prior correspondence filing dated December 13, 2016, the Registrant did not assert that the confidential and proprietary nature of the commercial terms obviates any applicable disclosure requirement. The Registrant agrees with the Staff’s position that certain discussion regarding the Purchase Agreement and potential conflict of interest is required. The Registrant notes that it has revised the Proxy Statement to disclose that, pursuant to the Purchase Agreement, the Hancock Horizon Funds Adviser can receive upfront compensation, which can be significant in amount. The Registrant believes the disclosure, as revised, sufficiently notifies shareholders of the source of (i.e., significant compensation) and addresses any potential conflict of interest involved with these transactions. In the Registrant’s view, the disclosure of the specific amount of compensation is not necessary.

COMMENT 2. The Staff notes your response to Comment #17, but disagrees with your response and reissues the comment.

The type of adjournment described in the Registrant’s Form N-14 registration statement is a contemplated foreseeable event. The Staff views this type of adjournment as not within the discretionary authority of Section 14a-4 under the Securities Exchange Act of 1934.

RESPONSE: The Registrant reaffirms its position that it respectfully disagrees with the Staff’s position with regard to the Comment. The Registrant believes that the adjournment of a meeting to solicit additional proxies is not a substantive proposal for which proxies must be independently solicited and submits that any adjournment of the Meeting called for by the persons named as proxies is a “matter incident to the conduct of the meeting” in accordance with Rule 14a-4(c)(7). As implied in the Division of Corporate Finance in the Commission’s Disclosure Operations: Proxy Rules Reference Book (1980) and consistent with widespread industry practice, whether a matter is “incident to the conduct of the meeting” is a question of state law.

In addition, the Proxy Statement, under the section “About the Proxy Solicitation and the Special Meeting,” explicitly states that the persons named as proxies on the proxy card are authorized to vote those proxies that they are entitled to vote FOR the approval of the Plans in favor of such an adjournment, and will vote those proxies required to be voted AGAINST the approval of the Plans against such an adjournment. As a result, shareholders who execute a proxy will have authorized the named proxies to adjourn the Special Meeting based on such votes.

Further, the Notice of the Special Meeting has been updated to include the following statement:

“Any such vote FOR or AGAINST the proposals will authorize the persons named as proxies to vote accordingly FOR or AGAINST any such adjournment of the Special Meeting.”

COMMENT 3. The Staff notes your response to Comment #18. Please tell us how the letter described in the second bullet point addresses the compensation received by the Hancock Horizon Funds Adviser and the relationship between the Hancock Horizon Funds Adviser and Whitney Bank.

RESPONSE: Hancock Horizon Funds Adviser has advised the Registrant that the letter described in the second bullet point in response to Comment #18 will state that Hancock Horizon Funds Adviser is an unincorporated division of Whitney Bank. Furthermore, the letter will prominently disclose the fact that Hancock Horizon Funds Adviser has entered into an agreement with Federated to sell certain of its assets related to the Hancock Horizon Funds that are subject to the proposed Reorganizations and the Hancock Horizon Funds Adviser can receive upfront deal consideration, which can be significant, and may also receive servicing and supplemental payments. The letter will provide explicit instructions on how account holders may revoke the discretionary voting of their shares, will direct account holders to read the proxy statement/prospectus, and will provide instructions on how to access that document. The Hancock Horizon Funds Adviser has indicated to the Registrant that in its view this approach alerts account holders to any potential conflict of interest and provides account holders with the information necessary to appropriately revoke discretionary voting authority if they should choose to do so.

Moreover, in light of the Staff’s comment, the Registrant will modify the relevant disclosure in the second bullet point to add the following regarding the letter (additional disclosure is underlined):

“the Bank is sending a letter to each client for whom it has discretion to vote which will state that (i) the Hancock Horizon Funds Adviser is an unincorporated division of Whitney Bank; (ii) the Hancock Horizon Funds Adviser has entered into an agreement with Federated to sell certain of its assets related to the Hancock Horizon Funds that are subject to the Reorganizations and can receive upfront deal consideration, which can be significant, and may also receive servicing and supplemental payments; and (iii) gives the client the option to direct its vote if it chooses to do so;”

If you have any questions, please do not hesitate to contact Kimberly Lieb at (412) 288-6603.

Very truly yours,

/s/ Kimberly R. Lieb

Kimberly R. Lieb

Senior Paralegal

Federated Investors, Inc.